COMMENTS RECEIVED ON FEBRUARY 10, 2015

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Advisor Series Short-Term Credit Fund
Fidelity Series Short-Term Credit Fund

POST-EFFECTIVE AMENDMENT NO. 266

1. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of its 80% policy.

2. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests we add a risk for derivatives.

R: The funds do not have a principal investment strategy of investing in derivatives. Accordingly, we have not modified disclosure.

3. "Fund Summary" (prospectuses)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

4. "Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

5. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"The Adviser uses central funds to help invest the fund's assets. Central funds are specialized investment vehicles designed to be used by Fidelity funds. Fidelity uses them to invest in particular security types or investment disciplines; for example, rather than buy bonds directly, the fund may invest in a central fund that buys bonds. Fidelity does not charge any additional management fees for central funds. Central funds offer exposure to some or all of the following types of investment-grade and lower-quality debt securities: corporate bonds, mortgage and other asset-backed securities, floating rate loans, and BB-rated securities. Central funds may also focus on other types of securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds" in the "Principal Investment Strategies" section.

R: We will modify the section as follows:

"The Adviser uses central funds to help invest the fund's assets. Central funds are specialized investment vehicles designed to be used by Fidelity funds. Fidelity uses them to invest in particular security types or investment disciplines; for example, rather than buy bonds directly, the fund may invest in a central fund that buys bonds. Fidelity does not charge any additional management fees for central funds. Central funds offer exposure to some or all of the following types of investment-grade and lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds): corporate bonds, mortgage and other asset-backed securities, floating rate loans, and BB-rated securities. Central funds may also focus on other types of securities."

6. "Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add a corresponding strategy for short sales in the "Principal Investment Strategies" sections.

R: The funds do not have a principal investment strategy to sell securities short. However, as disclosed, FMR may engage in transactions that have a leveraging effect on the funds, including investments in derivatives, regardless of whether the funds may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. As further disclosed, forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield, and when a fund does not already own or have the right to obtain securities equivalent in kind and amount, a commitment to sell securities is equivalent to a short sale. For this reason, we believe it is important to disclose the risks that these sort of transactions may entail, even though short selling is not a principal strategy. Accordingly, we have not modified disclosure.

7. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

8. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.